May 16, 2014

VIA EDGAR

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Victory Electronic Cigarettes Corporation
Preliminary Information Statement on Schedule 14C
Filed May 8, 2014
File No. 000-52745

Dear Mr. Dobbie:

We hereby submit the responses of Victory Electronic Cigarettes Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated May 13, 2014, to Brent David Willis, Chief Executive Officer of the Company, in regard to the above-referenced Preliminary Information Statement on Schedule 14C filed on May 8, 2014 (the “Original Filing”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Filing filed with the Securities and Exchange Commission on May 16, 2014 (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Filing, as amended by the Amendment.

1.
We note that your directors and executive officers will participate in your 2014 Long-Term Stock Incentive Plan. Please revise your information statement to include the information required by Item 402 of Regulation S-K. Refer to Item 1 of Schedule 14C and Item 8 of Schedule 14A.

Company Response: We have revised the information statement and filed an Amendment to include the information required by Item 402 of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel at (212) 603-6300.

Sincerely,

VICTORY ELECTRONIC CIGARETTES CORPORATION

By:         /s/ James P. McCormick
James P. McCormick
Chief Financial Officer